Form 51-102F3

Material Change Report

1.           REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the "Issuer")
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia, V7Y 1C6

2.           DATE OF MATERIAL CHANGE

July 19, 2007

3.           NEWS RELEASE

A press release (the "Press Release") was issued on July 19, 2007 and distributed through the facilities of Marketwire.

4.           Summary of Material Change

The Issuer announced the withdrawal of all of the previously announced results for its Boka Project and advises that such results should not be relied upon.

5.           Full Description of Material Change

On July 4, 2007, due to the delay in the production of a pre-feasibility study for its Boka Project and the resignation of its former Chief Executive Officer, John Paterson, the Issuer's board of directors formed a special committee of independent directors (the "Committee").  Upon its formation, the Committee:  (i) initiated a dual track process to review all aspects of the Boka Project, including arranging for the Issuer's senior operating management to attend at the project site in China to review its control procedures and results; (ii) arranged to have such procedures and results reviewed by independent mining consultants; and (iii) retained Sangra Moller LLP as independent special counsel to advise with respect to these matters.

Based upon the results of such review to date, the Issuer has determined that there were deficiencies in the control procedures for its Boka Project and believes this resulted in errors in reported assay results, including those announced in 2007. Additionally, the review indicates that the integrity of certain drill core samples was compromised. As a result, the Issuer has dismissed John Zhang, its Yunnan based general manager for the Boka Project, and replaced him with a new appointee.

By way of the Press Release, the Issuer withdrew all its previously announced results for the Boka Project and advised that such results should not be relied upon.

The Issuer announced that it is continuing its detailed review of the Boka Project on an expedited basis, including undertaking additional field work and drilling new holes.  The Issuer will make a further announcement when further results are available.

6.           RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.           OMITTED INFORMATION

No significant facts otherwise required to be disclosed in this report have been omitted.

8.           EXECUTIVE OFFICER

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

Thomas W. Beattie
Vice President, Corporate Affairs
(604) 669-2525

9.           Date of Report

July 19, 2007

Southwestern Resources Corp.

July 19, 2007

Southwestern Withdraws Previously Announced Results for its Boka Project Pending Further Review and Announcement

VANCOUVER, BRITISH COLUMBIA – Southwestern Resources Corp. (TSX SWG) ("Southwestern or the "Company") announces that its special committee of independent directors (the "Committee"), formed on July 4, 2007 because of the delay in the Boka pre-feasibility study and the resignation of its former Chief Executive Officer, John Paterson, initiated a dual track process to review all aspects of the Boka Project.  This included having the Company's senior operating management attend at the project site in China to review its control procedures and results and having the same reviewed by independent mining consultants. The Committee also retained Sangra Moller LLP as independent special counsel to advise with respect to the foregoing matters.

Based upon the results of such review to date, the Company has determined that there were deficiencies in its control procedures for its Boka Project and believes this resulted in errors in reported assay results, including those announced in 2007. Additionally, the review indicates that the integrity of certain drill core samples was compromised. As a result, the Company has dismissed John Zhang, its Yunnan based general manager for the Boka Project, and replaced him with a new appointee.

Accordingly, the Company hereby withdraws all its previously announced results for the Boka Project and advises that such results should not be relied upon.

The Company is continuing its detailed review of the Boka Project in an expedited manner, including additional field work and drilling new holes.  The Company will make a further announcement when such results are available.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru.  The Company has a number of significant projects including the Liam Gold-Silver Project in Peru with Newmont Peru Limited, the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. and the Boka Gold Project in China.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and has entered into a Joint Venture Heads of Agreement with Inco Limited, a subsidiary of CVRD Canada Inc., to carry out mineral exploration for nickel, copper and platinum group metals in Yunnan and Sichuan provinces, China.  Southwestern also owns 49.73% of the recently listed Zincore Metals Inc., which owns zinc assets in Peru. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

FOR FURTHER INFORMATION PLEASE CONTACT:

David Black
Chairman of the Board
Southwestern Resources Corp.
(604) 669-2525